Mark J. Wishner

Tel: 703-749-1352

Wishnerm@gtlaw.com

December 1, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention:	Laura Crotty
Celeste Murphy

Re:	Scopus BioPharma Inc.
Post-Qualification Amendment to Form 1-A
Filed November 17, 2020
File No. 024-11228

Gentlemen:

On behalf of Scopus BioPharma Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) received by letter, dated November 25, 2020, relating to the above-captioned post-qualification amendment to Form 1-A filed on November 17, 2020, File No. 024-11228.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and have provided the Company’s response to each comment immediately thereafter.

Post-Qualification Amendment to Form 1-A filed November 17, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended June 30, 2020 versus Six Months Ended June 30, 2019, page 44

1.	We note your disclosure that the increase in general and administrative expenses for the six months ended June 30, 2020 as compared to the same period in the prior year consists of increased amounts payable under your management services agreements and in compensation and benefits, among other items. Please revise your disclosure to provide more detail regarding the increased payments made under the MSAs and in compensation and benefits.

Response:

It is the Company’s intent to supplement its disclosures when it files its next amendment to its post-qualification amendment to its Form 1-A. In this regard, the Company will add at the end of the first paragraph regarding “General and Administrative Expenses” beginning on page 44 the following:

In this regard, in the six months ended June 30, 2020 compared to the same period in 2019, approximately an additional $81,255 and $383,195 were attributable to increased amounts payable under our MSAs, including the Hopper MSA, and compensation and benefits payable to our president, respectively. For the six months ended June 30, 2019, the Company had no expenses attributable to either the Hopper MSA or to our president since the Hopper MSA and the retention of our president occurred subsequent to June 30, 2019.

The Company notes its next amendment will be filed prior to the Company’s request for qualification.

Since the Staff has advised the Company in its comment letter that the Company can seek qualification, the Company is assuming that the supplemental disclosure set forth above will not result in any further comments from the Staff before qualification is sought.

Sincerely,

/s/ Mark J. Wishner Firs

cc:  Robert J. Gibson